EXHIBIT 99.1

JOINT FILING STATEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.10 per share, of Franklin Resources, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated: January 1, 2024

Power Corporation of Canada

By	/s/ Stéphane Lemay
	Name:	Stéphane Lemay
	Title:	Vice-President, General Counsel and Secretary

Great-West Lifeco Inc.

By	/s/ Paul Mahon
	Name:	Paul Mahon
	Title:	President and Chief Executive Officer

PAFI, LLC

By	/s/ Christine Moritz
	Name:	Christine Moritz
	Title:	President